UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at February 19, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 19, 2007

Print the name and title of the signing officer under his signature.
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1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.tasekomines.com

DRILLING CONTINUES TO EXPAND GIBRALTAR DEPOSITS

February 19, 2007, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) ("Taseko" or the "Company") announces positive results from drilling at the Gibraltar Mine, located near the City of Williams Lake in south-central British Columbia.

Forty holes have been drilled since September 2006, bringing the total to 107 since the drilling began about ten months ago. Initial results were used for an estimate that increased the reserves at year end by 40%, to 256 million tons and extended the mine life to 21 years (see Taseko News Release December 12, 2006).

Results received since that time are included in the Table of Assay Results (attached) and highlights are tabulated below.

Drill Hole Number	From (metres)	To (metres)	From (feet)	To (feet)	Intercept (feet)	Intercept (metres)	Cu (%)	Mo (%)	CuEQ[1] (%)
074	243.8	414.5	800	1360	560	170.7	0.31	0.008	0.35
075	6.1	70.1	20	230	210	64.0	0.32	0.006	0.35
079	38.7	111.9	127	367	240	73.2	0.36	0.009	0.40
080	172.8	264.3	567	867	300	91.5	0.38	0.011	0.43
081	96.6	142.3	317	467	150	45.7	0.30	0.009	0.35
086	264.3	294.7	867	967	100	30.4	0.41	0.010	0.45
088	188.1	300.8	617	987	370	112.7	0.32	0.009	0.37
092	139.3	166.7	457	547	90	27.4	0.55	0.002	0.56

1 Copper equivalent calculations use metal prices of US $1.25/lb for copper and US $6.00/lb for molybdenum.
  CuEQ = Cu % + (Mo % x 132.28/27.558)

As shown, the copper and molybdenum grades and copper equivalent values are significantly higher than the average 0.30% copper and 0.008% molybdenum grades (0.34% copper equivalent) mined over the past ten years of operation at the Gibraltar Mine.

President and CEO Russell Hallbauer said:

"Holes are now being spotted up to 2000 feet from the present pit boundaries, and these holes are encountering substantial intersections of mineralization in these previously unexplored areas of our mining leases. Additionally, holes such as 075 and 079 demonstrate the presence of near surface mineralization. As our geological model for the property grows, so has the potential for further increases in the Gibraltar mineral resources and reserves, providing scope for the engineering group to assess additional expansions to the mine and concentrator facilities. These opportunities would take the mine beyond the 100 million pounds of copper production scheduled to begin in 2008."

Taseko will accelerate the drilling program over the next few months.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

Ian Thompson, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Taseko Mines Limited. Samples from the Gibraltar exploration project are stored at a secure facility at the Gibraltar Mine prior to being shipped to Vancouver laboratories for preparation and analysis. ALS Chemex prepared and analyzed the samples except 092 which was prepared and analysed by Eco Tech Laboratory in Kamloops, BC. Sample preparation consisted of weighing, drying and crushing the entire sample to >70% passing -2mm and then pulverizing a 250 g split to >85% passing 75 micron. Total copper and molybdenum determinations are by HNO 3/KClO 3 + AlCl 3/HCl digestion followed by Atomic Absorption Spectroscopy (AAS) finish. Laboratory Quality Assurance/Quality Control (QAQC) is monitored using assay standards and blanks submitted by Taseko, and duplicate samples submitted to Acme Analytical Laboratories in Vancouver.

No regulatory authority has approved or disapproved the information contained in this news release.

                                                                                             Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.

GIBRALTAR MINE - TABLE OF ASSAY RESULTS

Drill Hole Number		From (metres)	To (metres)	From (feet)	To (feet)	Intercept (feet)	Intercept (metres)	Cu (%)	Mo (%)	CuEQ[1] (%)
074		243.8	414.5	800	1360	560	170.7	0.31	0.008	0.35
074	Incl.	405.4	414.5	1330	1360	30	9.1	1.07	0.010	1.12
074		429.8	496.8	1410	1630	220	67.0	0.38	0.009	0.43
074	Incl.	432.8	442.0	1420	1450	30	9.2	0.68	0.019	0.77
075		6.1	70.1	20	230	210	64.0	0.32	0.006	0.35
075		289.6	353.6	950	1160	210	64.0	0.30	0.011	0.35
075		362.7	435.9	1190	1430	240	73.2	0.47	0.025	0.59
076		237.7	310.9	780	1020	240	73.2	0.26	0.007	0.29
076		387.1	429.8	1270	1410	140	42.7	0.37	0.013	0.43
079		38.7	111.9	127	367	240	73.2	0.36	0.009	0.40
079	Incl.	50.9	81.4	167	267	100	30.5	0.48	0.011	0.54
080		172.8	264.3	567	867	300	91.5	0.38	0.011	0.43
080	Incl.	206.4	221.6	677	727	50	15.2	0.54	0.017	0.62
080	Incl.	233.8	242.9	767	797	30	9.1	0.56	0.020	0.66
081		96.6	142.3	317	467	150	45.7	0.30	0.009	0.35
084		17.4	87.5	57	287	230	70.1	0.25	0.007	0.29
084	Incl.	38.7	63.1	127	207	80	24.4	0.34	0.012	0.40
086		264.3	294.7	867	967	100	30.4	0.41	0.010	0.45
088		188.1	300.8	617	987	370	112.7	0.32	0.009	0.37
088	Incl.	188.1	206.4	617	677	60	18.3	0.38	0.017	0.46
088	Incl.	215.5	236.8	707	777	70	21.3	0.54	0.007	0.58
088	And	215.5	221.6	707	727	20	6.1	1.00	0.013	1.06
092		139.3	166.7	457	547	90	27.4	0.55	0.002	0.56
        1 Copper equivalent calculations use metal prices of US $1.25/lb for copper and US $6.00/lb for molybdenum.
        CuEQ = Cu % + (Mo % x 132.28/27.558)